Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Net income for common stock	$978	$893	$781	$783	$844
Preferred stock dividend	11	11	11	11	11
(Income) or loss from equity investees	—	2	(1)	—	(2)
Minority interest loss	—	—	—	—	—
Income tax	558	495	404	397	392

Pre-tax income for common stock	$1,547	$1,401	$1,195	$1,191	$1,245
Add: Fixed charges*	561	578	582	520	487
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

Earnings	$2,108	$1,979	$1,777	$1,711	$1,732

* Fixed charges
Interest on long-term debt	505	520	518	458	411
Amortization of debt discount, premium and expense	18	17	16	16	17
Interest capitalized	—	—	—	—	—
Other interest	16	19	27	25	39
Interest component of rentals	22	22	21	21	20
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$561	$578	$582	$520	$487

Ratio of Earnings to Fixed Charges	3.8	3.4	3.1	3.3	3.6